EXHIBIT 4.2



                              SELLING RESTRICTIONS

      The Units, including the Shares and Warrants, are "restricted securities" as that term is defined in Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). As a result, the purchasers in this Offering may not resell their Units, Shares or Warrants unless those securities are registered under state and federal securities laws or exemptions from such registration are available. The Company has agreed to file a Form S-3 registration statement with the SEC covering the Shares underlying the Units, as well as the Shares underlying the Warrants which are included in the Units sold hereunder as soon as practicable after the close of this Offering. The effect of such registration, when it is declared effective by the SEC, will be to remove all restrictions on resales by purchasers in the Offering other than a prospectus delivery requirement. There can be no assurance as to how quickly the SEC will exercise its discretionary authority to permit the registration statement for the Shares to become effective. We will make our best efforts to effect a prompt registration of the Shares for resale.

      In the absence of an effective registration with the SEC, purchasers of the Shares (including the Shares underlying the Warrants) typically resell these "restricted securities" into the United States securities markets under Rule
144. In general, under Rule 144 as currently in effect, an "affiliate" of the Company, or any person who has beneficially owned shares which are "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent (1%) of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144(k), however, a person who is not, and for the three months prior to the sale of such shares has not been, an "affiliate" of the Company is free to sell shares which are "restricted securities" which have been held by non-affiliates for at least two years without regard to the limitations contained in Rule 144. While Rule 144 and Rule 144(k) are not the exclusive method of resale for "restricted securities" into the U.S. without SEC registration, they are considered the most advantageous to sellers and are therefore the most common.

      While resales of Shares may be made to non-U.S. Persons outside of the United States, any such resales must comply with the applicable laws of the jurisdictions affected by such sales. The Company will comply with all applicable securities laws and regulations in each jurisdiction in which it offers, sells or delivers Units and will ensure that no obligations are imposed on the Company in any such jurisdiction as a result of any of the foregoing actions. We will obtain any consent, approval or permission required of us for the offer, sale or delivery of the Units under the laws and regulations in force in any jurisdiction to which we are subject or in or from which we make any

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offer, sale or delivery. No one is authorized to make any representation or use any information in connection with the Offering, subscription and sale of the Units that is inconsistent with that contained in this document.

      The purchase of Units by any prospective purchaser is subject to completion, execution and satisfactory review of the Subscription Agreement attached hereto as Exhibit B.